Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended August 31, 2018	Year Ended May 31,
(Dollars in thousands)		2018	2017	2016	2015	2014
Earnings:
Net income (loss)	$47,978	$457,364	$312,099	$(51,516)	$(18,927)	$192,926
Include: Fixed charges	210,231	792,735	741,738	681,850	635,684	654,655
Income available for fixed charges	$258,209	$1,250,099	$1,053,837	$630,334	$616,757	$847,581

Fixed charges:
Interest expense on borrowings(1)	$210,231	$792,735	$741,738	$681,850	$635,684	$654,655

Ratio of earnings to fixed charges(2)	1.23	1.58	1.42	0.92	0.97	1.29
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(1) Interest expense includes the amortization of debt discounts and issuance costs.
(2) Calculated based on income available for fixed charges divided by fixed charges.